SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

ENTELLUS MEDICAL, INC.
(Name of Issuer)

 Common Stock, par value $0.001 per share
(Title of Class of Securities)

29363K105
(CUSIP Number)

Stryker Corporation
2825 Airview Boulevard
Kalamazoo, MI 49002
Attn: General Counsel
(269) 385-2600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606
Attn: Richard C. Witzel, Jr., Esq.
(312) 407-0700

December 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29363K105

1.	Name of Reporting Person Stryker Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) x
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,753,548(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,753,548(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,753,548(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)
Beneficial ownership of 35.9% of outstanding Entellus Common Stock (as defined herein) is being reported hereunder solely because Stryker (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D (as defined herein). Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by Stryker that it is the beneficial owner of any Entellus Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 35.9% beneficial ownership is based on (i) 9,753,548 shares of Entellus Common Stock beneficially owned by the stockholders of Entellus that are party to the Voting Agreements as of December 7, 2017, including 1,559,982 shares of Entellus Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 140,579 shares of Entellus Common Stock issuable upon the settlement of restricted stock units granted by Entellus (as defined herein), and (ii) 25,478,820 shares of Entellus Common Stock reported outstanding as of December 1, 2017 (as set forth in the Merger Agreement (as defined herein)) together with 1,559,982 shares of Entellus Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 140,579 shares of Entellus Common Stock issuable upon the settlement of restricted stock units granted by Entellus to certain of such stockholders.

SCHEDULE 13D
Item 1. Security and Issuer
The name of the issuer is Entellus Medical, Inc. (“Entellus”). This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share, of Entellus (“Entellus Common Stock”). The principal executive offices of Entellus are located at 3600 Holly Lane North, Suite 40, Plymouth, Minnesota 55447.
Item 2. Identity and Background
This Schedule 13D is being filed by Stryker Corporation, a Michigan corporation (“Stryker”).
The principal business address of Stryker is 2825 Airview Boulevard, Kalamazoo, Michigan, 49002. The telephone number of Stryker is 269-385-2600. Stryker is one of the world’s leading medical technology companies, whose products include implants used in joint replacement and trauma surgeries; surgical equipment and surgical navigation systems; endoscopic and communications systems; patient handling and emergency medical equipment; neurosurgical, neurovascular and spinal devices; as well as other medical device products used in a variety of medical specialties.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Stryker, in each case as of the date hereof, are set forth on Schedule A hereto and are incorporated herein by reference.
During the last five years, Stryker has not, and to the best of Stryker’s knowledge, none of the persons listed on Schedule A hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds
As more fully described in Item 4 herein, in connection with the execution of the Agreement and Plan of Merger, dated as of December 7, 2017, by and among Stryker, Entellus and Explorer Merger Sub Corp. (the “Merger Agreement”), certain stockholders of Entellus each entered into a Voting Agreement with Stryker (collectively, the “Voting Agreements”) pursuant to which, among other things and subject to the terms and conditions therein, each stockholder agreed to vote all of their shares of Entellus Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any alternative proposal. The shares of Entellus Common Stock to which this Schedule 13D relate have not been purchased by Stryker, and thus no funds have been used for such purpose. Other than the consideration to be paid by Stryker pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, Stryker has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.
Item 4. Purpose of the Transaction
Merger Agreement
On December 7, 2017, Stryker, Explorer Merger Sub Corp., a Delaware corporation and a direct or indirect wholly owned subsidiary of Stryker (“Merger Sub”), and Entellus entered into the Merger Agreement. The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Entellus (the “Merger”), with Entellus continuing as the surviving corporation and a wholly owned subsidiary of Stryker (the “Surviving Corporation”). The board of directors of Entellus has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby.
Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each share of common stock of Entellus issued and outstanding immediately prior to the Effective Time (other than shares held by Entellus, Stryker, any subsidiary of Stryker or a stockholder who properly exercises and perfects appraisal of his,her or its shares under Delaware law) will be converted into the right to receive $24.00 in cash, without interest (the “Merger Consideration”).
In addition, at the Effective Time and as a result of the Merger, (i) each option to purchase shares of Entellus Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into the right to receive a cash payment equal to the Merger Consideration, net of the exercise price, and (ii) each award of restricted stock units covering shares of Entellus Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into the right to receive a cash payment equal to the product of the Merger Consideration and the number of shares subject to the award. In addition, Entellus has agreed to terminate its employee stock purchase plan effective as of the Effective Time and will not permit any new offering period to begin under the plan after the date of the Merger Agreement. In addition, as of the Effective Time, pursuant to the Merger Agreement, each unexercised (i) Warrant to Purchase Stock, dated October 18, 2012, issued by the Company in favor of Oxford Finance LLC for the purchase of 70,557 shares of Series E Preferred Stock and (ii) Warrant to Purchase Stock, dated October 18, 2012, issued by the Company in favor of Oxford Finance LLC for the purchase of 80,637 shares of Series E Preferred Stock (collectively, the “Oxford Warrants”) that was outstanding immediately prior to the Effective Time shall, in accordance with the terms of the applicable Oxford Warrant, no longer be exercisable and shall have either (i) been exercised by the holder thereof in accordance with Section 1.6(b)(i) of each Oxford Warrant immediately prior to the Effective Time or (ii) if not so exercised, expired immediately prior to the Effective Time.

The consummation of the Merger is subject to certain conditions, including, among others, the following mutual conditions to the obligations of the parties: (i) the adoption of the Merger Agreement by the holders of a majority of Entellus’ outstanding common stock; (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or having been terminated; (iii) no law having been enacted after the date of the Merger Agreement that prohibits the Merger and no order having been issued after the date of the Merger Agreement preventing the consummation of the Merger; and (iv) the truth and accuracy of the other party’s representations and warranties in the Merger Agreement, subject in certain cases to a materiality or material adverse effect (each as described in the Merger Agreement) standard, and the following conditions to the obligations of Stryker and Merger Sub: (i) no pending proceeding brought by a governmental entity in a U.S. federal district court seeking to restrain, prohibit, challenge or otherwise materially limit the parties’ or their subsidiaries’ ability to consummate the Merger or the other transactions contemplated by the Merger Agreement; and (ii) the absence of any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that has had or would reasonably be expected to have a “company material adverse effect” (as defined in the Merger Agreement) with respect to Entellus and its subsidiaries, taken as a whole.
The closing of the Merger is not subject to a financing condition.
Each of Entellus, on the one hand, and Stryker and Merger Sub, on the other hand, has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by Entellus (i) to conduct its business in the ordinary course and consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger; (ii) not to engage in specified types of transactions during this period unless agreed to in writing by Stryker; (iii) to convene and hold a meeting of its stockholders for the purpose of the adoption of the Merger Agreement by Entellus’ stockholders; and (iv) subject to certain exceptions, not to withdraw, modify or qualify in a manner adverse to Stryker the recommendation of the board of directors of Entellus in its proxy statement for the foregoing stockholders’ meeting that its stockholders approve the adoption of the Merger Agreement. Each of the parties has agreed to use their reasonable best efforts to cause the Merger to be consummated; provided, however, that neither Stryker nor any of its affiliates will be required to take any “divesture action” (as defined in the Merger Agreement) or otherwise agree to or proffer to sell, divest, hold separate, lease, license, transfer, dispose of or otherwise encumber or impair or take any other action with respect to Stryker’s or any of its affiliates’ ability to own or operate any of their respective assets, properties, businesses or product lines or, except as would not have a material adverse effect on Entellus and its subsidiaries, taken as a whole, any of Entellus’ or its subsidiaries’ respective assets, properties, businesses or product lines.
The Merger Agreement contains certain customary non-solicitation provisions that, in general and subject to certain exceptions, restrict Entellus’ ability to solicit “company acquisition proposals” (as defined in the Merger Agreement) from third parties and to provide information to and engage in discussions or negotiations with third parties regarding company acquisition proposals. Prior to adoption of the Merger Agreement by Entellus’ stockholders, the Entellus board of directors may in certain circumstances change its recommendation that Entellus’ stockholders adopt the Merger Agreement, subject to complying with certain notice and other specified conditions set forth in the Merger Agreement, including giving Stryker the opportunity to propose changes to the Merger Agreement.

The Merger Agreement contains certain termination rights for Entellus and Stryker, including the right of Entellus to terminate the Merger Agreement to accept a “company superior proposal” (as defined the Merger Agreement) after complying with certain requirements. In addition, either party may terminate the Merger Agreement if the Merger is not consummated on or before December 7, 2018. The Merger Agreement further provides that Entellus may be required to pay Stryker a termination fee of $20.5 million under certain specified circumstances, including if Stryker terminates the Merger Agreement due to a change in the recommendation by Entellus’ board of directors for the Merger. The Merger Agreement also provides that in case it is terminated by either Stryker or Entellus following a failure to obtain the required vote of Entellus’ stockholders to adopt the Merger Agreement, Entellus shall reimburse Stryker up to $6.6 million of certain of its transaction expenses, which payment, if any, will reduce on a dollar-for-dollar basis any termination fee otherwise owed to Stryker.
Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, upon consummation of the Merger, (i) the directors of Entellus will be replaced by the directors of Merger Sub and (ii) the officers of Entellus will become the officers of the Surviving Corporation.
Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, at the Effective Time, the articles of incorporation of Entellus shall be amended to read as set forth in Exhibit B to the Merger Agreement, and the bylaws of Entellus shall be amended so as to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except the references to Merger Sub’s name shall be replaced by references to “Entellus Medical, Inc.”, in each case, until further amended in accordance with applicable law and the terms of such governing documents.
Upon consummation of the Merger, the Entellus Common Stock will cease to be listed on the Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g) of the Act.
This summary of the principal terms of the Merger Agreement and the copy of the Merger Agreement filed as an exhibit to this Schedule 13D are intended to provide information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Entellus in its public reports filed with the Securities and Exchange Commission (the “SEC”). In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Entellus, Stryker or Merger Sub.

Voting Agreements
Concurrently with entering into the Merger Agreement, certain stockholders of Entellus, including certain directors and executive officers of Entellus, in their capacities as holders of shares or other equity interests of Entellus, and certain of their affiliates owning shares of Entellus Common Stock each entered into a Voting Agreement with Stryker pursuant to which, among other things and subject to the terms and conditions therein, they agreed to vote their shares of Entellus Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any alternative proposal. In addition, each stockholder party to a Voting Agreement waived appraisal rights and provided an irrevocable proxy to Stryker to vote in favor of the Merger, including by voting for the adoption of the Merger Agreement. The Voting Agreements do not limit or restrict the stockholders party thereto solely in their capacity as a director or officer of Entellus from acting in such capacity. Each Voting Agreement terminates upon the earliest to occur of (i) mutual consent by the relevant stockholder and Stryker; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the Effective Time; (iv) Entellus’ board of directors changes its recommendation that Entellus’ stockholders adopt the Merger Agreement in accordance with the terms of the Merger Agreement; and (v) in the event the Merger Agreement is amended without the prior written consent of a stockholder party to a Voting Agreement and such amendment, among other things, decreases the amount or changes the form of Merger Consideration or otherwise is materially adverse to such stockholder relative to the other stockholders of Entellus.
The foregoing descriptions of the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, a copy of the former of which is filed as Exhibit 1 hereto and a copy of the form of the latter of which is filed as Exhibit 2 hereto and which Exhibits are each incorporated herein by reference.
Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and the Voting Agreements, neither Stryker nor, to the knowledge of Stryker, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
Item 5. Interest in Securities of the Issuer

(a) - (b):

Prior to December 7, 2017, Stryker was not a beneficial owner, for purposes of Rule 13d-3 under the Act, of any shares of Entellus Common Stock or any other securities exchangeable or convertible into shares of Entellus Common Stock. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, as a result of entering into the Voting Agreements, Stryker may be deemed to beneficially own 9,753,548 shares of Entellus Common Stock (with shared voting power and shared dispositive power) representing approximately 35.9% of the total outstanding shares of Entellus Common Stock, based on (i) 9,753,548 shares of Entellus Common Stock beneficially owned by the stockholders of Entellus that are party to the Voting Agreements as of December 7, 2017, including 1,559,982 shares of Entellus Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 140,579 shares of Entellus Common Stock issuable upon the settlement of restricted stock units granted by Entellus to certain of such stockholders, and (ii) 25,478,820 shares of Entellus Common Stock reported outstanding as of December 1, 2017 (as set forth in the Merger Agreement) together with 1,559,982 shares of Entellus Common Stock issuable upon the vesting and exercise of options held by certain of such stockholders and 140,579 shares of Entellus Common Stock issuable upon the settlement of restricted stock units granted by Entellus to certain of such stockholders. Stryker disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Stryker as to the beneficial ownership of such shares of Entellus Common Stock.
To Stryker’s knowledge, no shares of Entellus Common Stock are beneficially owned by any of the persons identified in Schedule A hereto.
Notwithstanding the foregoing, however, Stryker (i) is not entitled to any rights as a stockholder of Entellus with respect to any shares of Entellus Common Stock and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Entellus Common Stock other than the power provided pursuant to the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Stryker is the beneficial owner of any securities of Entellus (including, without limitation, the shares of Entellus Common Stock owned by the stockholders who are party to the Voting Agreements) for purposes of Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.
(c) Except as described in this Schedule 13D, there have been no transactions in shares of Entellus Common Stock by Stryker, or, to the knowledge of Stryker, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.
(d) To the knowledge of Stryker, no persons other than the stockholders who are party to the Voting Agreements have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares or other securities of Entellus Common Stock subject to the Voting Agreement.
(e) Not applicable.
As stated above, the above descriptions of the Merger Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of Stryker, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of Entellus, including but not limited to transfer or voting of any of the securities of Entellus, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger, dated as of December 7, 2017, by and among Stryker Corporation, Explorer Merger Sub Corp. and Entellus Medical, Inc. (incorporated by reference to Exhibit 2.1 to Entellus’ Current Report on Form 8-K filed with the SEC on December 7, 2017).

Exhibit 2
Form of Voting Agreement, dated as of December 7, 2017, by and between Stryker Corporation and certain stockholders of Entellus Medical, Inc. (incorporated by reference to Exhibit 99.1 to Entellus’ Current Report on Form 8-K filed with the SEC on December 7, 2017).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRYKER CORPORATION
(Registrant)

December 18, 2017	/s/ GLENN S. BOEHNLEIN
Date	Glenn S. Boehnlein
Vice President, Chief Financial Officer

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON
The following table sets forth the name and present principal occupation or employment of each of the directors and executive officers of Stryker. To Stryker’s knowledge, all directors and officers listed below are citizens of the United States, except for Mr. Doliveux, who is a citizen of France. The business address of all directors and officers listed below is c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, MI 49002.

Name	Present Principal Occupation or Employment
Officers
Kevin A. Lobo	Chairman and Chief Executive Officer
Yin C. Becker	Vice President, Communications and Public Affairs
Dean H. Bergy	Vice President, Corporate Secretary
William E. Berry Jr.	Vice President, Corporate Controller and Principal Accounting Officer
Jeanne M. Blondia	Vice President, Finance and Treasurer
Glenn S. Boehnlein	Vice President, Chief Financial Officer
Lonny J. Carpenter	Group President, Global Quality and Business Operations
Irene B. Corbe	Vice President, Internal Audit
William J. Cymbaluk	Vice President, Corporate Regulatory Affairs and Quality Assurance
M. Kathryn Fink	Vice President, Chief Human Resources Officer
David K. Floyd	Group President, Orthopaedics
David G. Furgason	Vice President, Tax
Michael D. Hutchinson	General Counsel
Graham A. McLean	President, Asia Pacific
Katherine A. Owen	Vice President, Strategy and Investor Relations
Bijoy Sagar	Vice President, Chief Information Officer
Timothy J. Scannell	Group President, MedSurg and Neurotechnology
Bronwen R. Taylor	Vice President, Compliance and Risk Management
Directors
Mary K. Brainerd	Former President and Chief Executive Officer of HealthPartners
Howard E. Cox, Jr.	Special Limited Partner, Greylock Partners
Srikant M. Datar	Arthur Lowes Dickinson Professor, Harvard Business School
Roch Doliveux	Former Chief Executive Officer and Chairman of the Executive Committee, UCB S.A.
Louise L. Fancesconi	Chairman of the Tucson Medical Center Healthcare Board of Trustees
Allan C. Golston	President, United States Program for the Bill & Melinda Gates Foundation
Kevin A. Lobo	Chairman and Chief Executive Officer, Stryker Corporation
Andrew K. Silvernail	Chairman and Chief Executive Officer, IDEX Corporation
Ronda E. Stryker	Vice Chair of Greenleaf Trust